SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2002

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:    Press release dated December 26, 2002, announcing France Telecom’s sale of Casema

www.francetelecom.com

Press release

France Telecom sells Casema

Paris, December 26, 2002- France Telecom today announced that it had reached an agreement with a consortium of private-equity firms comprising The Carlyle Group L.L.C., Providence Equity Partners and GMT Communications Partners for the sale of 100% of Casema Holding B.V. (Casema). This transaction results in an enterprise value for Casema of 665 million euros. The proceeds will be payable in cash at the closing of the transaction. The closing will occur before the end of January 2003.

The France Telecom Group remains present in the Netherlands through three entities: Dutchtone N.V., the mobile operator controlled by Orange, Wanadoo Nederland BV, the Internet Service Provider controlled by Wanadoo, and Equant, which provides data services for international corporations.

Transaction summary:  At the closing of the transaction, the consortium will pay a total amount of 665 million euros in cash which will provide for the repayment of Casema’s bank debt (approximately 155 million euros at December 31, 2002), the repayment of France Telecom’s inter-company loans to Casema and the payment of the Company’s shares.

The net proceeds of the transaction for France Telecom will be approximately 510 million euros in cash. The transaction also includes some guarantees given by France Telecom regarding services provided by Casema to the France Telecom group in the Netherlands. Such guarantees could give rights to a payment up to a maximum of 15 million euros payable over the next three years.

Press Contact:

Nilou du Castel, Head of the Press Office nilou.ducastel@francetelecom.com	Tel: +33 (0)1 44 44 93 93

Caroline Chaize caroline.chaize@francetelecom.com	Tel: +33 (0) 1 44 44 93 93

France Telecom	6 Place d’Alleray	Phone: +33 1 44 44 22 22
Corporate Communication	75505 Paris cedex 15	Fax: +33 1 44 44 80 34
Information Department	France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 26, 2002	By:	/s/ Pierre Hilaire
	Name:	Pierre Hilaire
	Title:	Senior Vice President Finance, France

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